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                                                                Exhibit 9.38


                           Nicholas-Applegate Mutual Funds
                                600 West Broadway
                                   30th Floor
                             San Diego, CA  92101


____________, 199_

PFPC Inc.
103 Bellevue Parkway
Wilmington, Delaware  19809

Ladies and Gentlemen:

          Reference is made to the Accounting Services Agreement between us dated as of April 1, 1993 (the "Agreement").

          This is to inform you that we have completed our reorganization from a "master-feeder" structure to a "multi-class" structure. As a result of this reorganization, each of our various Institutional Portfolio series has been renamed to replace the phrase "Institutional Portfolio" with the phrase "Fund," and the former shareholders of each Institutional Portfolio now hold Class I shares of the Fund. The Funds will continue as Portfolios under the Agreement.

          In addition, the A, B, C and Qualified Portfolio series which previously corresponded to each Institutional Portfolio series have been dissolved, and the shareholders of such Portfolios now hold Class A, B, C and Q shares of the corresponding Fund. Accordingly, the previous A, B, C and Qualified Portfolio series are hereby deleted as Portfolios under the Agreement.

          This will further confirm that the Global Technology Fund has been added as a Portfolio under the Agreement.

          Please indicate your acceptance of this addition by signing the letter below and returning a copy to us. Thank you for your assistance regarding this matter.

Sincerely,


E. Blake Moore, Jr.
Secretary
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AGREED:

PFPC INC.


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